

Mail Stop 3561

June 15, 2009

Mr. James A. Cole
Chief Executive Officer
Noble Innovations, Inc.
3044 North 33rd Avenue
Phoenix, Arizona 85017

> **Re:** **Noble Innovations, Inc.**
> **Item 4.01 Form 8-K**
> **Filed May 8, 2009**
> **File No. 000-53433**

Dear Mr. Cole:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Ta Tanisha Meadows
Staff Accountant